UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *        CERTIFICATE
ENTERGY ENTERPRISES, INC.       *        PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

March   31,  1999  by  Entergy  Enterprises,  Inc.  (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding certain associate companies (Excluded Companies<FN1>), (e)

provide  directly,  or indirectly through  one  or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

      During  the  quarter,  Enterprises engaged  in  preliminary development activities relating to investigating sites, research,

contract drafting and negotiations, acquiring options or  rights,

partnership selection and other activities necessary to  identify

and   analyze   investment  opportunities  for   Entergy.   These

development   activities  included  domestic  and   international

opportunities.

      During  the  quarter,  Enterprises  expended  $322,490  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded an expenditure of $2,469,623 for preliminary development activities  associated  with  potential  investments  that  would qualify  as "foreign utility companies" under Section 33  of  the

Act.    Enterprises  also  expended  $929,593   for   preliminary

development activities associated with potential investments that

would   qualify  as  "non-utility  business"  and  $233,120   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.   Finally, Enterprises  expended

$5,341  for  preliminary development activities  associated  with

potential   investments   in  other   domestic   energy   related

businesses.

II.  Management Services Provided to Associate Companies

      During the quarter, Enterprises provided certain management and  support services, at cost, to its associate companies,  EPI,

Entergy Power Marketing Corp., Entergy Power Edesur Holding Ltd.,

Entergy  S.A., Entergy Technology Holding Company (ETHC), Entergy

Technology  Company (ETC), Entergy Power Development Corporation,

Entergy  International  Holdings, Ltd.,  LLC,  Entergy  Pakistan,

Ltd.,  EP  Edegel, Inc., Entergy Power CBA Holding Ltd.,  Entergy

Power   Chile,  Inc.,  Entergy  do  Brasil  Ltd.,  Entergy  Power

Operations   U.S.,   Inc.,   Entergy  Global   Power   Operations

Corporation,  Entergy  Operations Services  Inc.,  Entergy  Power

Operations   Corp.,   Entergy   Power   International    Holdings

Corporation,   Entergy  Power  Generation  Corporation,   Entergy

Nuclear  Generation Corporation, Entergy Holdings, Inc.  formerly

Entergy  Business Solutions, Inc., Entergy Trading and  Marketing

Ltd.  and  Entergy  Nuclear,  Inc.    Enterprises  charged  these

companies  for  direct costs incurred plus  an  indirect  loading

based upon current month Enterprises administrative charges.   In

regard to EPI ($176,296), these services related to the marketing of  EPI  capacity  and  energy to other utilities  at  wholesale,

preparation  of  contracts and regulatory filings,  oversight  of

plant   operations  and  maintenance  by  plant  operators,   and

procurement of transmission services.  In regard to Entergy Power

Marketing  Corp. ($4,461,835) and Entergy Trading  and  Marketing

Ltd. ($731,736) these services related to the marketing of energy

commodities  to  third  parties  at  wholesale,  preparation   of

contracts  and regulatory filings and procurement of transmission

services.    In  regard  to  Entergy  Business  Solutions,   Inc.

($177,489)  these  were  primarily  administrative  services.  In regard  to  Entergy  Power Edesur Holding Ltd.  ($209,807),  ETHC

($885,157),  ETC  ($380,694),  Entergy  Power  Development  Corp.

($138,030), Entergy International Holdings, Ltd., LLC ($820,873),

Entergy  Pakistan  Ltd.  ($54,206), EP Edegel,  Inc.  ($220,468),

Entergy  Power  Chile,  Inc. ($12,823), Entergy  do  Brasil  Ltd.

($13,647),  Entergy  Global Power Operations  Corporation  ($50),

Entergy   Power  Operations  U.S.,  Inc.  ($50),  Entergy   Power

Operations  Corporation ($220,639), Entergy  Power  International

Holdings  Corp.  ($1,468,111),  Entergy  Power  Generation  Corp.

($331,422), Entergy Nuclear Generation Corp.  ($318,005), Entergy

Operations  Services Inc. ($133,111), and Entergy  Nuclear,  Inc.

($319,442),  these services were primarily related to  management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,600 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

           As previously reported, Enterprises concluded its CCLM

testing  program  and does not intend to resume testing  of  CCLM dedicated  systems in the foreseeable future. However, consistent

with   Enterprises'  authorization  to  engage   in   preliminary

development  activities,  Enterprises  continues  to  investigate other  utility  and energy related applications of communications technologies,  including automated meter  reading,  power  outage reporting  and consumer accessible information such as  real-time

meter information and bill estimation systems.   Amounts expended

by  Enterprises  in connection with such preliminary  development

activities   are  reported  as  "non-utility  business"   related

expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and capitalize any O&M Subsidiaries.

VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided nuclear management services to Maine Yankee

Atomic  Power Company (Maine Yankee).  On September 30,  1998,  a

long-term  contract  was  executed, effective  October  1,  1998,

authorizing  ENI  to continue to provide management  services  in respect of the decommissioning of Maine Yankee through 2004,  the end of plant decommissioning. ENI is paid a fixed monthly fee and certain  incentive  fees  for providing  these  services  and  is reimbursed  its actual expenses for labor and related charges  at cost  for  the  services provided. The total amounts  billed  for services  in  the  current  quarter  were  $1,088,155  consisting primarily of Maine Yankee fees and reimbursable expenses.

     In  addition,  during  the  quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI), provided power project related  operation and management services to several  customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  included

preventive  maintenance  on substations for  Conway  Corporation;

engineering services for E. Braxton Jenkins; consulting work  for the  City  of Austin's municipal utility (Austin Energy)  on  the nuclear industry; emergency repairs on a transformer for Maverick

Tubes;  tested for PCB's on transformer for Folgers Coffee.  EOSI

also   provided   the  following:  an  ongoing  load   flow   and

coordination study for Grace Davison, Inc.; technical services to test  and verify equipment at LA Station for Industrial Specialty

Contractors,  Inc.;  emergency distribution repairs  for  Anthony

Timberlands;  repaired tapchanger controls on  four  transformers

for   CITGO;  repaired  two  vacuum  breakers,  two  oil  circuit reclosers and provided troubleshooting of DPU relay for the  City of Thayer; and, replacement of vacuum bottle for Air Liquide. The total  amounts  billed  for services in the  first  quarter  were

$91,843   consisting  of  market-based  fees   and   reimbursable

expenses.

     During  the  quarter, pursuant to Rule 84(B)(1),  EOSI  also provided  management expertise and oversight services to  Entergy

Holdings, Inc., formerly Entergy Business Solutions, Inc., and to its  wholly owned subsidiary Entergy Thermal LLC related  to  the

District  Energy Project.  The amount billed at cost for `loaned'

expertise in the first quarter was $29,932.

      Entergy and Enterprises represent that no Excluded  Company

has   subsidized  the  operations  of  Enterprises  or  any   O&M

Subsidiary,  and  that  the rendering  of  O&M  Services  by  O&M

Subsidiaries   is  in  compliance  with  the  applicable   rules,

regulations  and orders of the Commission and has  not  adversely affected  the  services provided by any Excluded Company  to  its customers.

VII.        Financing,  Amortization  and  Financial   Statements

Enterprises' unaudited Balance Sheet and Income Statement for the three  month period ended March 31, 1999 are included as  Exhibit

1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this certificate to be executed on this 14th day of May 1999.



ENTERGY CORPORATION



By:/s/ Nathan E. Langston
     Nathan E. Langston
     Vice-President and Chief Accounting Officer


ENTERGY ENTERPRISES, INC.


By:  /s/ Gary S. Fuqua
     Gary S. Fuqua
     Vice-President-Finance and Treasurer




_______________________________
<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.